XCPCNL Business Services Corporation

4182 Clemmons Rd.

Suite 289

Clemmons, NC 27012

November 30, 2021

Attorney Stacey Pelkin

Division of Corporation Finance

Office of Trade and Services

Securities and Exchange Commission

Re:	XCPCNL Business Services Corporation
Offering Statement on Form 1-A
Filed November 4, 2021
File No. 024-11707

Dear Ms. Pelkin:

In response to your letter dated November 23, 2021, the following information is hereby submitted on behalf of XCPCNL Business Services Corporation. (the "Company"). Amendment No. 1 to the Offering Statement on Form 1-A is being filed concurrently with this letter.

For your convenience, we have reproduced below the Staff's comments in italicized text immediately before our response.

Form 1-A Filed November 24, 2021

General

1.	We note that you plan to offer your shares at a fixed price per share between $.005 and $.20 and you will offer up to 200 million shares of common stock, but you do not provide a fixed volume of securities included in your offering. Please revise throughout the filing to consistently state the maximum number of shares you are offering rather than a range of shares or a maximum dollar amount of shares. Rule 253(b)(4) of Regulation A does not permit you to include a range of shares as a means to satisfy the "volume of securities to be offered" disclosure requirement. Further, Rule 253(b)(2)(ii) requires that the upper end of your price range be used to determine the aggregate offering price under Rule 251(a), and Rule 251(a)(1) limits Tier 1 offerings to $20 million in a 12-month period.

Response: We have updated the Offering Statement accordingly.

2.	Please have counsel update the legality opinion (Exhibit 1A-12.01) as applicable to be consistent with the current offering, including any changes to your offering in response to comment 1. We note that the description in the legal opinion regarding price range and number of shares being offered appears to conflict with the information in the offering circular.

Response: Counsel has updated the legality opinion accordingly and we have included the updated opinion with the amended Offering Statement.

3.	Please amend your offering circular to include the financial statements that you have filed as an exhibit to your offering statement. See General Instruction (a)(1) of Part F/S of Form 1-A.

Response: We have included the financial statements in the amended offering circular and have removed them from the exhibits.

We are aware that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please let me know if you need anything further.

Sincerely, XCPCNL Business Services Corporation

/s/Timothy Matthews
Timothy Matthews
CEO